Filed by Quepasa Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Quepasa Corporation
Commission File No.: 1-33105

On July 20, 2011, Quepasa Corporation released the following:

Creating the Global Leader in Social Discovery

Today myYearbook signed a “definitive agreement” to merge with Quepasa (QPSA), a publicly traded company. The combination effectively doubles each company’s registered users, MAU, and DAU while giving the combined company a global footprint. Together we intend to combine our strengths in mobile, social games, advertising, and virtual currency to create the global leader in social discovery.  I wanted to take a moment to let everyone know what led us to this decision, and why we think it’s the right one for our users, our team, and our shareholders.

myYearbook and Quepasa are social networks for meeting new people with a social graph of the people users want to know, not the people they already know.  Finding a new friend is for many the search of a lifetime. It’s a search that may peak as a teen and young adult when so many enduring relationships are forged, but it extends beyond those years to everyone young or old. Meeting new people is now – and has always been—one of the Internet’s core activities, from the early days of AOL chat rooms to the glory days of Myspace to the unrealized promise of Chatroulette’s “Next” button.

It is also an activity in which Facebook, despite its 750 million users, has no natural advantage. Facebook’s core asset is the social graph of your real-life friends and family. It has no interest in polluting that social graph with people you only connect with through game play and shared interests. Moreover, the virality in the Facebook platform is today mostly limited to feed posting. Facebook apps that emphasize meeting new people have no natural advantage because publishing feed stories about meeting new people is awkward on Facebook, where your mother, ex-girlfriend, and boss may be your “friend.”  Context matters in social networks – just as it matters in everything else.

This “niche” for meeting new people happens to be massive. If the core activities of the Internet are, as Zynga believes – play, search, share, and shop – then meeting new people is an activity that unites them all. Play is often how people meet each other. Search is best when it is algorithmic but feels serendipitous. Share is the means by which people discover each other, and Shop is what people do to stand out and get noticed.

At myYearbook, we use games and apps to facilitate interactions to make meeting people fun. And it’s been working:  our daily active users (DAU) are at an all-time high and mobile growth has exploded from 2% of our daily logins 18 months ago to 40% of our daily logins today. Retention has remained strong with 34% of our monthly users logging in each day, and monetization has been growing nicely to a $1 ARPU and a $30+ million revenue run rate.

Our strategy is to innovate constantly – creating new ways for users to have fun meeting new people. Six months ago we launched myYearbook Live, a gaming platform that combines live video chat with synchronous games. Our thesis is that who you play is as important as what you play, and so we match users with people they may be interested in: people of a similar age, desired gender, and even near their geographic location, all in real time. For us, games are a means to an end: meeting new people. Our strategy is not to bet on any one game, but to build the social plumbing around meeting new people and fill the platform with games and applications that can leverage it.

Ultimately we view this transaction as a stepping-stone on our way to creating an enduring global brand around meeting new people. There are several opportunities that especially excite us:

1.
Combine the myYearbook platform for monetization, engagement, and mobile with Quepasa’s 38 million users to reach a fast-growing Latin American audience.  Quepasa’s two biggest markets are Brazil and Mexico. Brazil is among the leaders in social media penetration and in mobile 3G subscriber growth. myYearbook reaches a mostly US audience. We believe to capture the market we must compete globally.

2.
Build a vertically integrated social gaming and social networking property. Quepasa Games has proven with their launches on Orkut and Facebook that they can build high-quality, fast-growing cross-platform games. We look forward to distributing these games on our network. myYearbook has traditionally built its own unique apps and games, in addition to partnering with third-party developers. Now we will gain a 40-person gaming studio building the next great experience, as well as the associated margin expansion of vertical integration.

3.
Cross-promotion across a global audience. Quepasa attracts more than twice as many new users per day as myYearbook, while myYearbook retains and monetizes users extremely well. We look forward to taking advantage of the tens of thousands of new users that Quepasa generates each day on its Facebook and Orkut apps and turning those users into engaged members of a larger network.

4.	Expansion of our team. Adding a social-gaming studio in Brazil and a talented, near-shore development studio in Mexico expands our capacity to execute against an aggressive product pipeline.

We believe this combination with Quepasa is the quickest path to global leadership in social discovery. Next up for us is to keep our heads down building interesting products and continuing to expand our mobile social platform, while we push to a close of this transaction in a few months. We look forward to localizing the service, expanding our virtual currency products, and enhancing the social plumbing behind our 10+ million mobile game installs. Most of all, I look forward to preserving our culture and continuing to work with and be inspired by the people who got us where we are today.

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Important Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy Quepasa’s securities or the solicitation of any shareholder vote or approval.  In connection with the proposed transaction between Quepasa and myYearbook, Quepasa will be filing documents with the Securities and Exchange Commission (SEC), including a registration statement on Form S-4 that will include a proxy statement and prospectus of Quepasa.  Before making any voting or investment decision, investors and stockholders are urged to read carefully the proxy statement and prospectus regarding the proposed transaction and any other relevant documents filed by Quepasa with the SEC when they become available because they will contain important information about the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Quepasa’s website at www.quepasacorp.com under the heading “Investors” and then under the link “SEC Filings” and from Quepasa by directing a request to Quepasa at Quepasa Corporation, 324 Datura Street, Suite 114, West Palm Beach, FL 33401, Attention: Investor Relations.

Quepasa and its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  You can find information about Quepasa’s directors and executive officers in its definitive proxy statement filed with the SEC on April 14, 2011. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Quepasa using the contact information above.